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NOVEMBER 2017 SALES

	Total Vehicle	Retail	Fleet	Truck	SUV	Car
U.S. Sales	**210,771**	**156,064**	**54,707**	**91,601**	**74,186**	**44,984**
Versus November 2016	6.7%	1.3%	25.9%	4.1%	13.3%	2.0%

HIGHLIGHTS

- **Ford Motor Company's U.S. sales totaled 210,771 vehicles for November,** a 6.7 percent gain over 2016
- **Retail performance was up 1.3 percent compared to a year ago,** with sales of 156,064 vehicles
- **F-Series saw its best November results since 2001 with 72,769 pickups sold –** a 0.9 percent gain; customer demand for high series trucks remains strong
- **Ford Transit sales totaled 10,852 vehicles for November, a 47.1 percent gain.** Overall Ford van sales, including Transit Connect and E-Series, posted their best November results since 1984
- **Ford brand SUVs gained 13.4 percent on 68,139 vehicles sold,** while retail advanced 11.6 percent for the month; We are seeing strong interest in the all-new Expedition which recorded its first sales in November
- **Explorer sales totaled 21,520 vehicles,** representing a 24.8 percent gain for the month and 24.2 percent at retail – the SUV's best November in 13 years
- **Edge sales were up 22.5 percent, establishing a new November record;** Edge retail sales were up 25.5 percent, while total Escape sales gained 9.1 percent
- **Focus sales were up 44.9 percent, for the fifth straight month of gains,** with 13,226 cars sold
- **Lincoln MKX sales increased 6.9 percent in November,** Interest is strong for the all-new Navigator which recorded its first sales for the month

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About Ford Motor Company
Ford Motor Company is a global company based in Dearborn, Michigan. The company designs, manufactures, markets and services a full line of Ford cars, trucks, SUVs, electrified vehicles and Lincoln luxury vehicles, provides financial services through Ford Motor Credit Company and is pursuing leadership positions in electrification, autonomous vehicles and mobility solutions. Ford employs approximately 203,000 people worldwide. For more information regarding Ford, its products and Ford Motor Credit Company, please visit www.corporate.ford.com.

"Strong customer demand for Motor Trend's new Truck of the Year drove F-Series sales past the 70,000 mark last month, a November number achieved just three other times in history. In addition, Ford brand SUVs continued their outstanding performance with sales up 13 percent for their best November since 2000."

– Mark LaNeve, Ford vice president, U.S. Marketing, Sales and Service

KEY VEHICLES

2018 Ford F-150

Ford F-Series achieved its best November sales in 16 years, with continued strong demand for both high series Super Duty and new 2018 F-150; this pushed average transaction pricing to $47,100 per truck – a $3,800 gain.

2018 Ford Edge

Edge sales totaled 13,180 SUVs in November, a new record for the month of November. Ford is seeing a growing number of women buyers for its Escape and Edge, with women now representing 54 percent of Escape customers and 48 percent of Edge customers.

2018 Ford Explorer

The new 2018 Ford Explorer went on sale last month; Explorer posted 21,520 vehicles sold overall – its best November since 2004. Retail sales were up 24.2 percent, with gains coming from every region of the country; the biggest gain came from the southeast, where sales were up 32 percent.

2019 Lincoln Nautilus

At the Los Angeles Auto Show this week, Lincoln introduced its new midsize luxury SUV – the 2019 Lincoln Nautilus – successor to the MKX. Nautilus goes on sale this summer.

*U.S. sales volume reflects transactions with (i) retail and fleet customers (as reported by dealers), (ii) government and (iii) Ford management. Average transaction pricing based on J.D. Power and Associates PIN data.

FORD MOTOR COMPANY
NOVEMBER 2017

Fleet Segment	November 2017		November CYTD	
	Percent of Total Sales	YOY Change	Percent of Total Sales	YOY Change
Rental	10.4%	4.9 points	11.0%	(0.3) points
Commercial	10.3%	0.0 points	11.9%	(0.1) points
Government	5.3%	(0.9) points	6.2%	(0.1) points
Total Fleet	26.0%	4.0 points	29.1%	(0.5) points

Gross Stock (incl. in-transit)	November 2017		October 2017		November 2016	
	Units at Month-End	Days' Supply	Units at Month-End	Days' Supply	Units at Month-End	Days' Supply
Cars	142,860	79	131,291	75	155,226	88
SUVs	203,265	68	196,519	78	193,048	74
Trucks	313,851	86	308,327	83	305,787	87
Total	659,976	78	636,907	79	654,061	83

Dealer Stock (on ground)	November 2017		October 2017		November 2016	
	Units at Month-End	Days' Supply	Units at Month-End	Days' Supply	Units at Month-End	Days' Supply
Cars	103,125	57	105,340	60	121,344	69
SUVs	161,947	55	164,598	65	161,561	62
Trucks	260,278	71	251,470	67	262,827	75
Total	525,350	62	521,408	65	545,732	69

CONTACT

Erich Merkle
313.806.4562
emerkle2@ford.com